CONSOLIDATED
FINANCIAL
STATEMENTS

BEMA GOLD CORPORATION

FIRST QUARTER ENDED
MARCH 31, 2004

BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2004 and 2003
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation (“the Company” or “Bema”) is prepared as at May 13, 2004 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2004 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003.

The operating results of the Company in 2003 include the results of EAGC Ventures Corp. from the date of acquisition, February 14, 2003, onwards.

RESULTS OF OPERATIONS
First Quarter 2004 and 2003
The Company reported a net loss of $14.2 million ($0.040 per share) on revenue of $19.7 million for the first quarter of 2004 compared to restated net income of $8.1 million ($0.029 per share) on revenue of $11.5 million for the first quarter of 2003.

	2004	2003*				2002*
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gold revenue	$19,686	$26,716	$23,997	$24,567	$11,537	$8,490	$11,194	$7,529	$9,073
Operating earnings (loss)	$(2,173)	$(1,869)	$933	$(182)	$(1,807)	$857	$2,571	$4,146	$1,520
Net earnings (loss)	$(14,161)	$(21,486)	$(14,462)	$(2,706)	$8,078	$(2,035)	$(856)	$1,134	$(1,500)
Net earnings (loss) per
common share - basic	$(0.04)	$(0.061)	$(0.044)	$(0.008)	$0.029	$(0.008)	$(0.004)	$0.005	$(0.009)
Cash from (to) operations	$(4,552)	$(2,000)	$8,208	$208	$1,712	$1,437	$8,003	$294	$595

* Certain numbers have been restated due to the adoption of new accounting standards in 2003 as described in note 2 to the 2003 year-end audited consolidated financial statements.

The loss in the current quarter was due mainly to a write-down of the carrying value of the Yarnell property by $8.5 million to its estimated net realizable value as the Company entered into a letter of intent at the end of April for the sale of the property. The quarter was also negatively impacted by the operating loss incurred at the Petrex Mines resulting from the substandard performance with respect to open pit ore production and the continued strength of the South African rand.

Gold revenue
Gold revenue increased by 71% in the current quarter over the same period last year primarily due to a higher gold price and from increased gold sales due to the acquisition of the Petrex Mines on February

14, 2003. The average price realized of $393 per ounce was higher than the average price realized in the first quarter of 2003 of $329 per ounce. However, the average price realized in 2004 was below the average spot price of $408 per ounce (2002 spot average - $352 per ounce) as a result of $597,000 in Julietta Mine hedge losses being recognized during the quarter. In accordance with the transitional rules of AcG 13, hedge accounting applied to a hedging relationship in prior periods is not reversed. Any gains or losses previously deferred as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding revenues and expenses associated with the hedged item. As of March 31, 2004, $3.2 million of hedge losses relating to the Julietta Mine have been deferred on the balance sheet and will be charged against income over the next two years.

	First Quarter 2004			First Quarter 2003
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	17,099	$6,351	$371	18,586	$5,826	$313
Petrex	32,890	13,335	$405	16,514	5,711	$346

	49,989	$19,686	$393	35,100	$11,537	$329

Operations
Total gold production in the quarter increased by 22% over the same quarter in 2003 due primarily to the Petrex acquisition in February 2003. The increase in production resulting from the Petrex acquisition more than offset a decrease in production at the Julietta mine which was affected adversely by a warehouse fire in early February.

	First Quarter 2004			First Quarter 2003
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	20,314	$184	$224	24,863	$155	$197
Petrex	32,183	$424	$424	18,083	$393	$393

	52,497	$331	$346	42,946	$255	$279

Julietta Mine
The Julietta Mine had operating income of approximately $746,000 for the quarter ended March 31, 2004. Gold production at Julietta was 31% under budget for the period and the mine’s total cash cost per ounce was 53% over budget as a result of a warehouse fire in February. During the quarter, mining and milling rates at the Julietta Mine were temporarily reduced due to a fire in the mine warehouse that destroyed the majority of the spare parts inventory. There were no injuries as a result of the fire, which appears to have been caused by a faulty heater, and it was contained to the warehouse building. The mining, milling and camp facilities were not affected. The Company replaced most of the spare parts inventory destroyed in the fire by mid-March, after which the Julietta Mine ramped back up to full production. Prior to this, the mine operated at lower tonnage rates and was supplemented by ore from lower grade stockpiles to maintain the mill throughput. The resulting production shortfall for the first quarter of 2004 is expected to be made up over the remainder of the year. According to preliminary estimates, the losses from the fire could approximate $3 million. However, the Company has insurance for such events and expects to recover losses in excess of a $1 million deductible.

The first quarter of 2003 was projected to have the lowest production and the highest quarterly costs in 2003 at Julietta as lower grade ore was scheduled to be mined during this period. During the quarter, the Julietta Mine produced 24,863 ounces of gold at an operating cash cost of $155 per ounce and a total cash cost of $197 per ounce compared to a budget of 27,030 ounces at an operating cash cost per ounce of $132 and a total cash cost per ounce of $177. The higher than budgeted cash cost per ounce for the 2003 quarter was due to production being approximately 8% below budget as higher grade stopes scheduled to be mined in late February 2003 were not accessed until late March.

Petrex Mines
The Petrex Mines incurred an operating loss of $2.7 million for the first quarter of 2004. Gold production from the Petrex Mines totalled 32,183 ounces in the quarter at a total cash cost per ounce of $424 compared to 18,083 ounces produced from February 14, 2003 to the end of March 2003 at a total cash cost per ounce of $393. Adjusting for the rand gold put option gains would reduce the total cash cost to $384 per ounce in the first quarter of 2004 (Q1 2003 - $376 per ounce). This compares to the budget for the current quarter of 43,357 ounces at $332 per ounce based on an exchange rate of 8 rand to one U.S dollar. Approximately $62 of the $92 per ounce increase in the cash cost per ounce over budget is attributable to the increase in the rand rate of exchange (based on the actual rand exchange rate of 6.74 to one U.S. dollar for the quarter, the budgeted cash cost per ounce would have been $394 per ounce) with the remaining $30 per ounce increase due to the poor operating performance of the mine during the quarter.

Production shortfalls compared to budget were primarily due to the continued substandard performance from the open pit operations for both delivered tonnes and grade. West Pit 1 was in a push back phase, moving waste to access higher grade ore, so the majority of the ore delivered was from low-grade stockpiles. Removal of waste rock overlaying the pay zone in West Pit 1 was initiated in December and will continue through May of 2004. Once the pay zone is exposed, the pits will see an improvement in tonnes and grade.

Underground production was also below budget in gold delivered to the mill. Tonnes delivered were slightly above plan, but the average delivered grade was below plan. Petrex is working aggressively with the underground mine contractor to improve the shaft call factors and the delivered ore grade to the mill.

In addition, as testing of a new low velocity explosive during the first quarter has been successful, permits will be sought to use this material where conventional explosives are not allowed due to the close proximity to dwellings. If permitting is successful, production from the open pit operations is expected to be increased from the first quarter of 2004 by adding back the Gedex pit and additional production from the Snake Road pit.

During the first quarter of 2003, the Petrex Mine’s mill underwent planned modifications such as the installation of an additional thickener and seven additional leach tanks. The plant upgrades were completed during the second quarter of 2003. During the construction and ramp up period to mid-2003, cash costs were budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. Management expected that by making the necessary improvements to the mill and other operational improvements, the mine would achieve the projected annual production of approximately 200,000 ounces of gold.

From February 14, 2003 onwards, the Petrex Mines produced 18,083 ounces of gold at total cash cost of $393 per ounce compared to a first quarter 2003 budget of $304 per ounce. The main reason for the higher cash cost per ounce than budget was the appreciation in the rand relative to the U.S. dollar. The South African rand averaged 15% higher against the U.S.dollar in the first quarter of 2003 compared with the previous quarter. The rand appreciation added approximately $76 to the total cash cost per ounce for the quarter. In future periods, should the rand retain its strength, approximately 70% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. (see Gold Forward and Option Contracts section). Also contributing to the high cash costs for Petrex was a carry over of operational problems affecting throughput and recoveries, which occurred prior to Bema completing the Petrex acquisition. The majority of the ore throughput issues were corrected by mid–March 2003 and gold recoveries were expected to improve as the planned capital projects are completed.

Other
During the quarter ended March 31, 2004, reclamation accretion expense and Refugio Mine care and maintenance costs totalled $433,000 (Q1 2003 - $219,000) and $199,000 (Q1 2003 - $78,000) respectively. The significant increase in reclamation expense resulted from the required adoption effective January 1, 2004 of CICA 3110 “Asset Retirement Obligations” which the Company adopted early in 2003. This new accounting standard requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which the obligations are incurred. The amount of the liability is subject to re-assessment at each reporting period which differs from the prior practice which involved the accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. In addition, the obligation is required to be discounted using net present value methodology and an interest-like cost accrued over the period of time of settlement (accretion).

Depreciation and depletion
Depreciation and depletion expense increased in the first quarter of 2004 compared to 2003 mainly as a result of the increase in gold production relating to the Petrex acquisition.

General and administrative
General and administrative expense in the first quarter of 2004 of $1.9 million is consistent with the general and administrative costs that were incurred in the last three quarters of 2003 and is consistent with the current amount required to maintain all of the Company’s corporate activities.

Interest and financing costs
In the first quarter of 2004, interest expense totalled $1.3 million, of which $577,000 related to the Petrex project loan, $393,000 to the Julietta project loans and $370,000 related to the accretion expense on the recently issued convertible notes (see Financing Activities section). In the first quarter of 2003, interest expense totalled $948,000, of which $681,000 related to the Julietta project loans. The remaining $267,000 related to one and one-half months of interest on the $35 million Petrex project loan and on the 50.7 million rand denominated Petrex working capital loan.

Amortization of deferred financing costs totalling $465,000 in the first quarter of 2004, relating mainly to the Julietta project loans, increased slightly from the same quarter one year earlier due to the amortization of financing costs related to the convertible notes. Amortization of financing costs in the prior year’s quarter related entirely to the Julietta project loans.

General exploration
General exploration expense totalled $211,000 in the quarter relating to general reconnaissance activities.

Foreign exchange gains and losses
During the quarter ended March 31, 2004, the Company recorded a foreign exchange loss of $1.1 million, the majority of which resulted from the appreciation of the rand relative to the U.S. dollar in the quarter. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar against the South African rand resulted in a foreign exchange loss on translation. During the period, the South African rand strengthened from 6.58 rand to the U.S. dollar at December 31, 2003 to 6.27 rand at March 31, 2004. This trend appears to have reversed as the exchange rate as of April 28, 2004 was 6.93 rand to the U.S. dollar.

During the first quarter of 2003, the Company recorded a foreign exchange gain of $1.4 million relating mainly to the portion of the Company’s cash and marketable securities that are denominated in Canadian dollars. During the period, the Canadian dollar strengthened against the U.S. dollar from 1.5776 at December 31, 2002 to 1.4678 at March 31, 2003.

Other
Included in Other is a provision for $1 million relating to the deductible on the Julietta warehouse fire, net of interest income of $218,000.

Derivative gains and losses
During the quarter ended March 31, 2004, the Company recorded a realized and unrealized gain on derivative instruments totalling $417,000 and $2.3 million, respectively. The latter resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting. During the quarter the spot price of gold per ounce increased from $417 at December 31, 2003 to $424 at March 31, 2004.

For the quarter ended March 31, 2003, the Company recorded a realized loss on derivative instruments of $317,000 and an unrealized mark-to-market derivative gain of $16.1 million mainly due to the strength of the South African rand which significantly increased the mark-to-market value of the rand denominated put options and partially due to a decrease in the spot gold price from $343 per ounce at December 31, 2002 to $335 per ounce at March 31, 2003.

Write-down of mineral property
On April 30, 2004, the Company entered into a letter of intent to sell its 100% interest in the Yarnell gold property in Arizona for payment in cash or shares and a net smelter royalty with a total value of approximately $2.2 million (see note 6 of the notes to the March 31, 2004 interim consolidated financial statements). As a result, the carrying value of the property was written-down by $8.5 million to its estimated net realizable value. The agreement is subject to satisfactory results of due diligence work to be conducted by the purchaser, the signing of a definitive sale and purchase agreement and regulatory approval.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the quarter with $70.2 million in cash and cash equivalents compared to $30.8 million as at December 31, 2003, with the increase in cash attributable to the proceeds from a convertible note issue. The increase in cash and cash equivalents in the quarter resulted from the completion of an offering in February 2004 of $70 million senior unsecured convertible notes maturing February 26, 2011 (see Financing Activities section). The Company’s working capital at March 31, 2004 was $30.6 million compared to a working capital deficiency of $9.3 million at the end of December 2003. The working capital deficiency at the 2003 year-end was caused by the requirement to classify the entire balances of the Petrex project loan and rand denominated working capital facility, including the long-term portions totalling $29.2 million, as current liabilities.

Petrex was at the 2003 year-end and at March 31, 2004 offside on several of its loan covenants. The Company has been in discussions with the project loan lenders to obtain the necessary waivers, however, the Company has notified the Petrex loan lenders that it is currently conducting a review of the Petrex Mines’ operations and until completion of the review, the Company will not be in a position to agree to any of the conditions being discussed for the requested waivers. Although the project debt is non-recourse to Bema, the Company intends while the review is being conducted, to continue to fund any operating cash shortfalls at Petrex, which will allow Petrex to make the scheduled loan repayments. The lenders have not accelerated the loan repayment nor given official notification of default. The lenders have agreed, in principle, to wait for an updated development plan before advancing the waiver discussions.

Operating activities
For the most recent quarter, the Company’s operating activities resulted in a net cash outflow of $4.6 million mainly as a result of the requirement to replenish the Julietta spare parts inventory destroyed in the warehouse fire and due to the higher stripping costs incurred in the quarter at the Petrex Mines. The cash generated from operating activities in 2003 totalling $1.7 million was mainly from the Julietta Mine.

Financing activities
On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment due on February 26, 2005. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share (“Conversion Price”). In addition, the note holder has the right to redeem a note on September 25, 2009 at a price equal to its principal amount together with interest accrued but unpaid to such date. The Company also has the right to redeem all outstanding Convertible Notes after February 26, 2007, if the closing trading price of Bema common shares (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is at a 20% premium to the Conversion Price. The proceeds from the offering will be used for the recommencement of gold mining at the Refugio Mine in Chile and the continued development of the Kupol property and for general corporate purposes. In connection with the financing, the Company paid a 3.5% commission or $2.45 million to the underwriters. In addition, the Company paid to Endeavour Financial Corporation (“Endeavour Financial”) a financing fee of $525,000 or 0.75% of the face value of the Convertible Notes upon closing. A director of Endeavour Financial is also a director of the Company.

In March 2004, the Company repaid $5.6 million (March 2003 - $5.6 million) of the Julietta project loans and $1.5 million (March 2003 – $5 million) of the Petrex project loan. The next loan repayment date on the Petrex loan is June 2004 when $1.5 million is scheduled to be repaid. As for the Julietta project loans, the next scheduled repayment date is September 2004 when an additional $5.6 million is to be repaid, however, the Company is expecting to fully repay the Julietta project loans during 2004 providing gold and silver prices remain within current levels for the remainder of the year.

As the Julietta Mine achieved economic completion effective March 15, 2004, the interest rate on the Julietta project loans was reduced from LIBOR plus 6% to LIBOR plus 4.5% effective that date.

The following are the Company’s contractual obligations as at March 31, 2004:

Contractual Obligations	Total	2004	2005	2006	2007	2008	2009+
Long Term Debt Purchase obligations Other Long Term Obligations	$116,236 2,235 1,027	$9,583 2,235 655	$11,083 - 372	$5,000 - -	$9,500 - -	$11,070 - -	$70,000 - -
Total Contractual Obligations	$119,498	$12,473	$11,455	$5,000	$9,500	$11,070	$70,000

(1)
As Petrex was in breach of several loan coverage ratios relating to its project loan as at December 31, 2003 and March 31, 2004 and is not expected to meet some of its forward-looking loan coverage ratios in 2004 mainly as a result of the strength of the South African rand, the entire outstanding balances of the Petrex project loan facility and working capital facility totalling $33.6 million have been classified as current liabilities on the balance sheet.

(2)
The $70 million convertible notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(3)
The Company’s 50% owned joint venture in Chile is in the process of completing financing arrangements for the purchase of a new mining fleet through a capital lease for $32 million (the Company’s share - $16 million) and is in the process of completing the final documentation.

Investing activities
During the quarter ended March 31, 2004 the Company incurred approximately $8 million of expenditures on the Kupol property in far-eastern Russia relating to the 2004 exploration and development program and plans to complete a Preliminary Economic Assessment on Kupol by the end of May. Included in acquisition, exploration and development in the 2004 quarter are $1.2 million spent on the Monument Bay property in Canada and approximately $400,000 on the East Pansky platinum –palladium property located in the Kola Peninsula of western Russia.

	First Quarter
Capital expenditures	2004	2003

Julietta Mine	$962	$559
Petrex Mines	$2,138	$788
Refugio exploration and construction	$737	$1,323
Kupol exploration and development	$10,240	$2,937
Acquisition, exploration and development	$1,997	$1,419

During the quarter ended March 31, 2003, the Company incurred approximately $2.9 million of expenditures on the Kupol property relating to the importation of western drills, winter camp, fuel, equipment and supplies. Included in acquisition, exploration and development in 2003 are approximately $1 million of flow-through expenditures on the Monument Bay property during the quarter.

On October 24, 2002, under the terms of the arrangement agreement with EAGC Ventures Corp. (“EAGC”), the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total offering of 47 million Special Warrants sold by EAGC at a price of Cdn$1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain from the sale of the Special Warrants of $6.9 million was credited against the purchase price of the Company’s acquisition of EAGC.

Gold forward and option contracts
In the first quarter, Bema closed out 20,750 ounces of gold forward and contingent forward contracts and the intention is to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates. Bema will be applying hedge accounting to all Julietta forward contracts currently outstanding based on the recently changed delivery dates. In 2003, the Julietta forward contracts were treated as non-hedge derivative contracts and were marked to market. In the fourth quarter, Bema restructured part of its hedge book relating to the Julietta forward contracts rolling out a portion of these contracts to 2006.

Also during the first quarter, the Company purchased put option contracts for the Refugio project at strike prices of $390 to $422 per ounce. The purchase price of the put options was offset through the sale of call options at strike prices of $450 to $475 per ounce. Call options sold represent 140,000 ounces or approximately 33% of Bema’s share of Refugio annual gold production and 8% of reserves. These derivative gold contracts qualify for hedge accounting and will therefore be accounted for as such by the Company.

Bema’s entire forward contract position continues to represent a small portion of the Company’s reserves and resources, currently at 2.3%.

The following is a summary of the Company’s outstanding gold derivative contracts at March 31, 2004.

	2004	2005	2006	2007-2012

Forward contracts (ounces)	39,325	33,550	43,350	–
Average price per ounce	$319	$329	$319	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	21,642	26,364	23,790	59,988
$390 to $422 strike price (ounces)	–	40,000	40,000	60,000

Rand (“ZAR”) denominated –
Put options purchased (ounces)	109,215	136,806	125,316	225,888
Average price per ounce (ZAR)	3,050	3,100	3,150	3,225

Call options sold (ounces)	25,000	40,000	40,000	60,000
Average price per ounce	$468	$455	$455	$455

Contingent forwards (maximum)
$320 strike price (ounces)	15,000	10,000	–	–
$350 strike price (ounces)	24,750	34,500	36,000	168,000

With respect to the contingent gold forward contracts (“CFC”) included in the table above, the Company has $320 CFC that are dependent on the quarterly average gold price commencing from April 1, 2003 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has $350 CFC that are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of 6.75 rand to one U.S. dollar, the Company will receive $452 per ounce of gold on its rand denominated put options in 2004. The rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and marked to market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

In addition to the fair value of the non-hedge derivative instruments which totalled a net derivative liability of $24.4 million recorded on the Balance Sheet, the mark-to-market value of the Company’s off-balance sheet gold hedge contracts as at March 31, 2004 was negative $3.7 million.

OUTLOOK
The remainder of 2004 will be an active and important time for Bema on a number of fronts. At existing operations, the focus will be on optimizing production at the Petrex Mines and continuing to increase reserves at the Julietta Mine. The Company’s three major development projects, Refugio, Kupol and Cerro Casale are expected to be significantly advanced over the remainder of the year. The Company’s long-term goal is to increase annual gold production to over 1,000,000 ounces from the development of these existing assets.

Julietta has ramped back up to full production following the recent fire and the production figures for April have exceeded budget. The production shortfall during the first quarter is expected to be made up over the remainder of the year.

Bema has successfully replaced reserves at Julietta for the last two years and there are a number of veins on the property that have the potential to be converted from the resource to reserve category. The exploration program for the remainder of 2004 will focus on converting resources into reserves and testing a number of targets on the property for new resources.

While the South African Rand retains its strength versus the U.S. dollar, the operating costs at Petrex will remain high. However, Bema has commenced an operations review to optimize production from the Petrex Mines. Areas of improvement that have been identified include additional delineation drilling and better pit planning from the open pit operations and an improvement of the underground mining procedures in order to deliver higher grade ore to the mill.

Management expects that production from Petrex during the second quarter will be in line with the first, however, anticipates improvements during the second half of the year. At the end of the second quarter, Bema will provide an updated production projection and budget for the remainder of the year.

Bema and joint venture partner, Kinross Gold Corporation, are completing a major upgrade at Refugio, which will result in the recommencement of gold mining by the end of 2004. The mine is expected to operate at 40,000 tonnes per day with annual gold production ranging between 225,000 and 260,000 ounces at a total cash cost averaging approximately $225 per ounce over a ten-year mine life. Bema will fund its $35 million share of the capital expenditures for the upgrade using a portion of the proceeds from the convertible note offering completed during the first quarter and by way of a capital equipment lease for a new mining fleet. As a result, Bema’s share of production from Refugio will have no project debt.

Bema and its independent consultants are currently completing a Preliminary Economic Assessment of the Kupol Project and are expecting to release the results before the end of May. Furthermore, the Company has commenced a major exploration and development program that will include 57,000 metres of drilling, also scheduled to begin by the end of May. The current development plan contemplates production commencing at Kupol in 2008 (subject to final feasibility and financing).

Placer Dome recently released the results of an updated cost analysis for the Cerro Casale project that revealed no material changes to the project economics from the original feasibility study. Placer has also begun pursuing a range of financing options for the project and investigating possible key commercial contracts and long-term marketing off-take arrangements. The Companía Minera Casale (Placer Dome 51%, Bema 24%, Arizona Star 25%) shareholders agreement requires Placer to deliver a quarterly certificate stating whether or not the project is “financeable” under the terms of the agreement. Bema and its affiliate company, Arizona Star, agreed to defer the delivery of the certificate at the end of the first quarter due to Placer’s positive discussions with potential lenders. Placer is now required to deliver the certificate on June 30, 2004.

Recently, the government of Chile announced its intent to send to Congress a legislative proposal that would, if passed, require increased contributions from the mining industry. The precise details of the change and the probability of its enactment are still uncertain. The initial announcement indicates a percentage royalty on gross sales up to 3 per cent with the percentage dependent on the level of the mine’s operating margins. Draft legislation is expected to be introduced in Congress by the end of May. The nature of the proposed legislation will require a super majority of four-sevenths of the vote in both the Chilean House and Senate in order to pass. While many details are not yet known, if enacted, the legislation would have an adverse cost impact on Cerro Casale and Refugio.

Outstanding Share Data
As at May 13, 2004, there were 356,578,715 common shares outstanding. In addition, there were outstanding 18,044,068 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share. Share purchase warrants outstanding totalled 29,931,829 exercisable at prices ranging from Cdn.$1.40 to Cdn.2.00 per share and expiring on dates varying from June 3, 2004 to October 24, 2007. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company. More information on the Convertible Notes and the terms of their conversion are set out in note 5 of the Company’s interim consolidated financial statements at March 31, 2004.

Non- GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	First Quarter
	2004	2003

Operating costs per financial statements	$17,669	$10,379
Inventory sales adjustment	499	1,610
Cash production costs	$18,168	$11,989

Gold production (in ounces)	52,497	42,946

Total cash cost per ounce of gold production	$346	$279

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Caution on Forward-Looking Information
This report contains “forward-looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption “Risk Factors” in the Company’s Annual Information Form.

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$70,248	$30,773
Accounts receivable	8,849	5,754
Marketable securities, at cost
(Market value - $14.4 million; December 31, 2003 - $12.1 million)	3,567	3,567
Inventories	15,763	14,932
Other	6,763	4,845
	105,190	59,871

Investments	2,733	2,706
Property, plant and equipment	291,888	290,822
Goodwill	27,344	27,344
Unrealized fair value of derivatives	23,254	20,792
Deferred losses	3,245	3,965
Other assets	22,793	14,206
	$476,447	$419,706

LIABILITIES
Current
Accounts payable	$29,860	$23,292
Current portion of long-term debt	44,744	45,864
	74,604	69,156

Unrealized fair value of derivatives	47,611	48,382
Long-term debt	52,041	7,084
Future income tax liabilities	2,098	2,098
Asset retirement obligations	15,749	15,380
Other liabilities	3,599	3,465
Non-controlling interest	1,028	830
	196,730	146,395

SHAREHOLDERS' EQUITY
Capital stock
Issued - 355,862,998 common shares (December 31, 2003 -
355,688,190)	441,419	441,309
Share purchase warrants and stock options	15,442	14,814
Convertible debt	19,829	-
Deficit	(196,973)	(182,812)
	279,717	273,311
	$476,447	$419,706

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"

Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2004	2003
		(Restated)

GOLD REVENUE	$19,686	$11,537

EXPENSES (INCOME)
Operating costs	17,669	10,379
Depreciation and depletion	3,558	2,677
Other	632	288
	21,859	13,344

OPERATING LOSS	(2,173)	(1,807)

OTHER EXPENSES (INCOME)
General and administrative	1,887	1,004
Interest and financing costs	1,805	1,375
General exploration	211	75
Stock-based compensation	628	-
Foreign exchange losses (gains)	1,145	(1,362)
Other	881	(61)
	6,557	1,031

LOSS BEFORE THE UNDERNOTED ITEMS	(8,730)	(2,838)

Write-down of Yarnell mineral property (Note 6)	(8,527)	-
Realized derivative gains (losses)	417	(317)
Unrealized derivative gains	2,339	16,103
Equity in losses of associated companies	(44)	(7)
Investment gains (losses)	384	(58)

EARNINGS (LOSS) BEFORE INCOME TAXES	(14,161)	12,883

Current income taxes	-	(48)
Future income taxes	-	(4,757)

NET EARNINGS (LOSS) FOR THE PERIOD	$(14,161)	$8,078

NET EARNINGS (LOSS) PER COMMON SHARE - basic	$(0.040)	$0.029

NET EARNINGS (LOSS) PER COMMON SHARE - diluted	$(0.040)	$0.028

Weighted average number of common shares
outstanding (in thousands) - basic	355,743	284,184

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2004	2003
		(Restated)

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(182,812)	$(152,557)

CHANGE IN ACCOUNTING POLICY (NOTE 2)	-	321

DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(182,812)	(152,236)

NET EARNINGS (LOSS) FOR THE PERIOD	(14,161)	8,078

DEFICIT, END OF PERIOD	$(196,973)	$(144,158)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2004	2003
		(Restated)
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(14,161)	$8,078
Non-cash charges (credits)
Depreciation and depletion	3,558	2,677
Amortization of deferred financing costs	465	427
Equity in losses of associated companies	44	7
Derivative instruments	(2,513)	(15,329)
Investment (gains) losses	(384)	58
Future income tax expense	-	4,757
Stock-based compensation	628	-
Write-down of Yarnell mineral property	8,527	-
Other	(1,637)	(327)
Change in non-cash working capital	921	1,364
	(4,552)	1,712

FINANCING ACTIVITIES
Convertible loan, net of issue costs	66,874	-
Common shares issued, net of issue costs	110	223
Julietta project loan repayment	(5,583)	(5,583)
Petrex loan repayment	(1,500)	(5,000)
Other	-	(21)
	59,901	(10,381)

INVESTING ACTIVITIES
Julietta Mine	(962)	(559)
Petrex Mines	(2,138)	(788)
Refugio exploration and construction	(737)	(1,323)
Kupol exploration and development	(10,240)	(2,937)
Acquisition, exploration and development	(1,997)	(1,419)
Acquisition of EAGC Ventures Corp., net cash acquired	-	6,742
Sale of EAGC special warrants	-	16,935
Other	73	(191)
	(16,001)	16,460

Effect of exchange rate changes on cash
and cash equivalents	127	446

Increase in cash and cash equivalents	39,475	8,237

Cash and cash equivalents, beginning of period	30,773	16,658

Cash and cash equivalents, end of period	$70,248	$24,895

Supplemental cash flow information (Note 3)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Changes in accounting policies

Asset retirement obligations
As described in Note 2(i) to the 2003 audited consolidated financial statements, the Company has applied retroactive adoption of the new accounting standard CICA 3110 "Asset retirement obligations", effective January 1, 2003. The effect of this change on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit by $321,000. The effect on earnings, net of taxes, for the three months ended March 31, 2003 was a reduction of $138,000.

Commodity instruments
Effective January 1, 2003, the Company prospectively adopted AcG 13 "Hedging Relationships", as described in Note 2 (ii) to the audited consolidated financial statements. The effect on earnings, net of taxes, for the three months ended March 31, 2003 was an increase of $9.5 million.

Stock-based compensation
Effective January 1, 2003, the Company also adopted CICA 3870 "Stock-based Compensation and Other Stock based Payments" as described in Note 2(iii) to the audited consolidated financial statements. This change had no effect on deficit as at January 1, 2003, or on earnings for the three months ended March 31, 2003.

3)	Supplemental disclosure of cash flow information

	March 31
	2004	2003

Non-cash investing and financing activities
Common shares issued upon acquisition of EAGC Ventures Corp.	$-	$62,271
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	-	11,132
Fair value of EAGC Ventures Corp. stock options exchanged	-	513
Common shares issued for other non-cash consideration	-	150
Subsidiary common shares issued for property payment	600	-
Convertible notes issued to Endeavour Financial for milestone and
success fees relating to the acquisition of EAGC Ventures Corp.	-	2,480
Accrued interest capitalized to notes receivable from
associates	30	12

Interest paid	877	1,019

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Segmented information The Company's reportable operating segments are as follows:

	March 31
	2004	2003
GOLD
Julietta Mine	$(1,353)	$(1,574)
Petrex Mine	(4,449)	(6,090)
Refugio Mine	(193)	(123)

EXPLORATION AND DEVELOPMENT	(8,738)	(75)

UNALLOCATED CORPORATE
General and administrative	(1,887)	(1,004)
Notes receivable and investments	340	(65)
Realized derivative gains (losses)	417	(317)
Unrealized derivative (losses) gains	2,339	16,103
Stock-based compensation	(628)	-
Other	(9)	1,223

(LOSS) NET EARNINGS FOR THE PERIOD	$(14,161)	$8,078

	March 31
	2004	2003
GOLD
Julietta Mine	$6,351	$5,723
Petrex Mine	13,335	5,814

GOLD SALES FOR THE PERIOD	$19,686	$11,537

5)

$70 million convertible notes

On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable on February 26 in each year with the first interest payment date due on February 26, 2005. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share (“Conversion Price”). In addition, the note holder has the right to redeeem the note on September 25, 2009 at a price equal to its principal amount together with interest accrued but unpaid to such date. The Company also has the right to redeem all outstanding Convertible Notes beginning February 26, 2007, if the closing share price of Bema common stock (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is at a 20% premium to the Conversion Price.

The $70 million convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

In connection with the financing, the Company paid to Endeavour Financial Corporation ("Endeavour Financial") a financing fee of $525,000 or 0.75% of the face value of the Convertible Notes upon closing. A director of Endeavour Financial is also a director of the Company.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6)

Write-down of Yarnell mineral property

On April 30, 2004, the Company entered into a letter agreement to sell to StrataGold Corporation ("StrataGold") its 100% interest in the Yarnell gold property in Arizona. This agreement is subject to satisfactory results of StrataGold due diligence, closing of a definitive sale and purchase agreement and regulatory approval. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount during the current quarter.

Pursuant to the agreement, StrataGold can acquire a 100% interest in Yarnell in consideration of the following:

(a)	StrataGold will commit to restart permitting activities at the Yarnell property;

(b)	Upon signing the definitive agreement, payment to the Company of $375,000 payable in free trading StrataGold shares or cash at StrataGold's option;

(c)	Upon the commencement of commercial operations, StrataGold will make payment of $750,000 to the Company, payable at StrataGold's option in free trading shares of StrataGold;

(d)	The Company will retain a 1.5% net revenue royalty payable at gold prices exceeding $350 per ounce.

     FORM 52-109FT2 - CERTIFICATION OF
INTERIM FILINGS DURING TRANSITION PERIOD

I, Clive Johnson, Chief Executive Officer of Bema Gold Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bema Gold Corporation, (the “issuer”) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

“Clive T. Johnson”
Clive T. Johnson,
Chief Executive Officer

     FORM 52-109FT2 - CERTIFICATION OF
INTERIM FILINGS DURING TRANSITION PERIOD

I, Mark Corra, Chief Financial Officer of Bema Gold Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bema Gold Corporation, (the “issuer”) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

“Mark Corra”
Mark A. Corra,
Chief Financial Officer